August 27, 2013

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549
Attention: Robert F. Telewicz, Jr., Senior Staff Accountant
Mail Stop 4561

Re:	Franklin Street Properties Corp. Form 10-K for fiscal year ended December 31, 2012 Filed on February 19, 2013 File No. 001-32470

Dear Mr. Telewicz:

Franklin Street Properties Corp. (“we”, “our”, or the “Company”) has set forth below a response to the additional comment to the Company’s Form 10-K for the year ended December 31, 2012 provided by you to Mr. John G. Demeritt in a letter dated August 1, 2013 (the “Letter”). The response is keyed to the numbering of the comment in the Letter and to the headings used in the Letter. The response below also summarizes certain portions of the conference call (the “Conference Call”) that we held with you and Peter McPhun on August 22, 2013 regarding the Letter.

Form 10-K for the fiscal year ended December 31, 2012

Item 2. Properties, page 15

1.      We have considered your response to our prior comment. Please provide us with more information regarding the undiscounted cash flow analyses prepared for the Federal Way Properties as of December 31, 2012 and March 31, 2013. In your response tell us the assumed year one net cash flow, growth rate, and the holding period  used in the analyses. In addition, tell us the actual cash flow generated by the property for the year ended December 31, 2012 and the period ended March 31, 2013.

Response

The following summarizes our analysis that was provided for the Conference Call. We noted that we follow ASC 360, formerly known as FAS 144. If there are indicators of impairment present, we test the asset for recoverability. One of our indicators of impairment is occupancy below 75%. With respect to the Federal Way asset, we were below 75% leased, so recoverability tests were performed at December 31, 2012 and March 31, 2013 and provided supplementally. Because the carrying amount was recoverable in our analyses, no impairment was recorded as prescribed by ASC 360-10-35-17.

FSP Investments LLC ▪ FSP Property Management LLC

401 Edgewater Place ▪ Suite 200 ▪ Wakefield, MA 01880 ▪ Telephone: 781 246 4900 ▪ Fax: 781 246 2807

United States Securities and Exchange Commission
Attn: Robert F. Telewicz, Jr., Senior Staff Accountant
August 27, 2013

The test for recoverability was performed using the best estimate of future undiscounted cash flows following ASC 360-10-35-29 and -30. We manage this asset with our own asset management team and they look at internal budgets, Argus runs and other planning for the property. We use that information to prepare our recoverability test and consider information communicated between others, including local brokers and other real estate people in the area. This information was considered in the impairment analyses provided supplementally.

The asset has a useful life of approximately 40 years and has no secured debt, which means we can be patient about the lease up and tenants we put into the building. Our best estimate of future undiscounted cash flows assumed a 10-Year holding period. At December 31, 2012 and March 31, 2013, we had forecasted new leasing of about 10,057 SF and 7,760 SF, respectively, for 2013. In addition, we had also modeled the renewal of one tenant whose lease was expiring for 12,000 SF at December 31, 2012. We signed one new lease this year for 3,651 SF at terms consistent with our forecast and the tenant forecasted to renew actually renewed and expanded to 13,628 SF. As of today, approximately 4,109 SF remains as leasing assumptions in 2013, with about 4 months remaining in the year. We use a growth rate of about 3% on our leases, and these leasing assumptions affect growth from year-to-year. For speculative leasing assumptions, we have generally assumed 2.5% increases in modeling. The term of the renewal was somewhat shorter than we projected at 3 years with a 6% increase halfway through the term instead of the 2.5% or 3% annual increases that were originally modeled.

As  we discussed on the Conference Call, we are currently in negotiations with two prospective tenants. Should either of these prospective tenants commit to a lease we would be over 75% leased. However, we have not included these speculative leases in any undiscounted cash flow analyses to this point. Also if either of these prospective tenants signs a lease, we would likely reduce some of the common area capital assumptions in the Argus models as the space would not require as much multi-tenant work. On a macro level,we have two 30,000 SF tenant prospects, which we believe may indicate that the market for this property is improving in 2013.

We reviewed the recoverability analyses on the Conference Call, which took the 10-Year cash flows plus the estimates of a sale of the property in year ten and compared that to the property’s carrying value. The sum of the undiscounted cash flows exceeded the carrying value at both December 31, 2012 and March 31, 2013. In estimating the capitalization rate on sale we talked to our Chief Investment Officer (CIO) and based on these discussions, selected an 8.5% capitalization rate. The CIO said he would not sell the asset at a capitalization rate higher than 8.5% stabilized. We also looked at some recent sale comparisons and found one sale in 2013 that was for a stabilized building in the area that sold at an 8.1% capitalization rate. We used 3% as selling costs, which we believe is conservative based on recent market activity.

United States Securities and Exchange Commission
Attn: Robert F. Telewicz, Jr., Senior Staff Accountant
August 27, 2013

We compared NOI in the recoverability test for the 12 month periods in year one to actual results from the property during the Conference Call. The table below provides the actual cash NOI from the property for 2012 and the three months ended March 31, 2013. We discussed capital expenditures on the Conference Call, which were $148,000 for 2012. There were no capital expenditures during the three months ended March 31, 2013.

	3 Months	Year Ended
	March 31,	December 31,
(in thousands)	2013	2012

Revenue:
Rental Income	$264	$954
Step Rents	(16)	26
Recoverable Income	10	29
Total revenue	258	1,010

Expenses:
Real estate operating expenses	91	493
Real estate taxes and insurance	75	270
Depreciation and amortization	149	623

Total expenses	316	1,386

Net income	$(58)	$(377)

Net income	$(58)	$(377)
Depreciation and amortization	149	623

GAAP NOI	91	247
Step Rents	16	(26)

Cash NOI	$107	$220

In preparation for the Conference Call, we provided you with documents supplementally. These documents were (i) The Federal Way Impairment Analysis as of December 31, 2013 and as March 31,2013, and (ii) The Federal Way Net Operating Income as of December 31, 2012 and as of March 31, 2013. As stated in the letter that transmitted these documents, the Company requested confidential treatment pursuant to 17 C.F.R. §200.83. The Company kindly requests that you return these documents to my attention at the following address:

Franklin Street Properties Corp.

401 Edgewater Place, Suite 200

Wakefield, MA 01880

United States Securities and Exchange Commission
Attn: Robert F. Telewicz, Jr., Senior Staff Accountant
August 27, 2013

The Company hereby acknowledges that:

(i)	it is responsible for the adequacy and accuracy of the disclosure in the filing;

(ii)	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(iii)	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to call me at (781) 557-1341 with any questions or comments concerning this response.

Very truly yours,

/s/ John G. Demeritt

John G. Demeritt

Chief Financial Officer

cc:	Scott H. Carter, Esq., General Counsel, Franklin Street Properties Corp. Kenneth A. Hoxsie, Esq., WilmerHale Mr. Robert Hatch, Ernst & Young LLP